Filed by Tivity Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nutrisystem, Inc.

Commission File No.: 000-28551

Date: January 10, 2019

JANUARY 08, 2019, TVTY – Tivity Health Inc. at JPMorgan Global Healthcare Conference

CORPORATE PARTICIPANTS

Adam C. Holland Tivity Health, Inc. - CFO

Dawn M. Zier Nutrisystem, Inc. - President, CEO & Director

Donato J. Tramuto Tivity Health, Inc. - CEO & Director

Steven Janicak Tivity Health, Inc. - Chief Growth Officer

CONFERENCE CALL PARTICIPANTS

Anthony Husni Makdessi JP Morgan Chase & Co, Research Division - Research Analyst

Michael Ha

PRESENTATION

Anthony Husni Makdessi

Good afternoon, everyone. Thanks for sticking with us. The day’s almost done, but before that, my name is Anthony Makdessi. I’m one of the associates on Gary Taylor’s managed care and facilities team here at JPMorgan. Today, I have the pleasure of introducing Tivity Health. They’re one of the leading providers of fitness and health improvement programs with strong capabilities in developing and managing network solutions through to existing 3 networks of SilverSneakers, the nation’s leading community fitness program for older adults, Prime Fitness and WholeHealth Living. Tivity Health is focused on the targeted population health for those 50 and over.

And for those who may not know, on December 10, Tivity announced that they had agreed to acquire Nutrisystems, one of the leading providers of weight management products and services. Today, pleased to have Don Tramuto, CEO of Tivity; and Dawn Zier, the CEO and President of Nutrisystems.

Donato J. Tramuto

Good evening, everyone. Thank you very much. I’d like to kind of mingle with the crowd, so I’m not going to be up at the podium. But thank you for being here today, and I’m pleased to have Dawn here with me.

So let’s start because I know that it’s late in the day. We want to make sure we stay on time.

Next slide. Am I supposed to continue flipping? Very good. Thank you. Next one, this one, I’m obligated to show you.

Next one. Let me remind you all. This is my fourth JPMorgan presentation, and I want to remind you, 4 years ago, when I became CEO, as you know, I was Chairman of the Board, who became CEO in 2015. I want to remind you of the 3 very specific commitments that I made at that time. One was to unlock the value in the organization, and I believe we did that hands down with the divesture of the total population health business in 2016. The second commitment that I made was to optimize the remaining business, and that’s the business of SilverSneakers and Prime and WholeHealth Living. And I want to remind you that we introduced the A-B-C-D strategy, but that was not a business strategy. That was a product strategy. And the results, as we revealed last November, we can wrap our arms around now 1% of the 2018 revenue is related to the A-B-C-D strategy. So it’s beginning to work.

The third commitment that I made was to transform and diversify. And I think that maybe folks may have forgotten about that one because I think what you’re going to hear today with respect to the acquisition of Nutrisystem is a diversification and a transformational strategy. However, what I want to really make sure I point out is that we delevered the company deliberately to put ourselves into the position that we are in today to be able to grow and expand the organization. Next slide.

And so I just want to remind you very quickly the core business of Tivity Health. 81% of our revenue is with SilverSneakers, our flagship product. 16%, I want to remind you, is a direct-to-consumer program with Prime, so we are in the consumer business. And 3% is our WholeHealth Living and our newest and latest product that we have — introducing actually this month with AARP as our partner, is the flip50, which is a combination of the Prime, the massage therapy and nutrition, which makes sense now in terms of the acquisition that we’ve made with Nutrisystem. Next slide.

I want to remind you the transformational strategy of A-B-C-D. Just to remind you, A, next slide, was to add new members in all networks. B was to build more engagement with the members that we had. C was to partner with other products and services that could help to drive enrollment and engagement, and D was to deepen the relationship with our fitness partners.

Now let me ask you a question. How many eligible members do you think Tivity Health, in its 3 product lines, how many eligible members do you think we have? Anybody want to take a guess? Someone who I met today in our 1-on-1 meetings, but you can’t answer it. Most people will answer with 16 million which is related to the SilverSneakers product. But we actually have, next slide, 75 million eligible members, and that is an increase of almost 20 million since I became CEO. And so my point here is we have an opportunity with the highway of members to do more. And that’s what you’re going to hear about today in terms of the strategy that we have developed. And so A-B-C-D has been successful. We’ve added more members. We’re engaging more members, and now we’re adding products along this highway. Next slide.

I think the financial results speak for themselves. My father once said don’t brag, and so I’m not going to brag about the results. But I think you can see what has happened here. We have — in every category, we have improved our revenue. We’ve improved our income, and good news is we have delevered the business. And so my point here today is both Dawn and I have experiences in managing a balance sheet where you have debt and you can reduce the debt. And we will do that over the next few years. Next slide.

And so let me just say this. My favorite philosopher, Yogi Berra, once said, “If you don’t know where you are going, you’ll end someplace else.” And let me reassure you that the strategy that we have here today was not hatched in 8 minutes. It was a strategy that started 24 months ago, and it was known to the board as Strategy E. A-B-C-D was the product strategy. Strategy E was the business strategy. And it encompassed 24 months of meeting with hundreds and hundreds of health care plan experts, meeting with folks on our membership side, on our fitness side and really understanding what the brand Tivity Health and Prime could do in terms of the future. And so I want to reassure you, the strategy that we introduced on December 10 had a lot of thought and a lot of insights. Next slide.

And let me just share with you what we’ve learned. Next slide. What we learned is the importance of engaging our members for too long, Healthways and Tivity Health kept on acquiring members but we were not engaging them. And so we developed a strategy that helped to engage the members, sustain the members, learn from the members and prepare those members for other services that we could offer. Next slide. And what we did is we basically deliberately put a digital strategy in place, and that digital strategy brought our Facebook likes from 88,000 to over 700,000 today. It brought our silversneakers.com from 500,000 members in the database to 3 million. We’ve learned a lot about what the members want. Next slide.

But we also learned from the market research that we did, was that movement, physical activity is a very important arm to keeping a population healthy. But we also learned that the mindset, that one of the benefits of SilverSneakers, by the way, is not so much that as a physical activity. There’s also a social connection.

One of our oldest members, 104 years old, she started the program at 89. I guarantee you, she was not bench pressing 150 pounds. She was there for social connections, and that’s one of the benefits that we bring to our population. Next slide.

This social isolation by default, it has been a benefit for the company. There are a lot of our members who go to their physical fitness not necessarily to work out, but they go because they connect with people. One of the biggest complaints I get from the fitness centers is that they serve too much coffee. When I walk in — and I have met now with nearly 10,000 members. When I walk in, there are some members that are just in a community room. And so this holistic approach is one of the elements that SilverSneakers is known for.

The last, next slide, what we also learned was that much of that population are nutritionally deprived. Much of that population — and I’ll share with you personally, 27 years ago, I lost my parents 6 months apart from each other. My mom, after my dad died, lost 40 pounds within 6 months. I would pay Nutrisystem $1,000 a month to deliver food to my mom. And as I traveled and met with so many different members, their caregivers said the same thing, “Why don’t you have a nutritional program that we can subscribe to so I have confidence that my mom and dad are receiving food?” And so next slide, these 2 are connected in a way that we believe we will be one of the first companies to do what others claim that they do, and that is to manage calories in and manage calories out. Next slide.

I can give you tons of market data, but I’m not going to run through these slides word by word. But here is Bruce Broussard on the day of the acquisition. Bruce sent me an email, and his whine right over here, “It is also why we believe that a program that combines nutrition with physical fitness can go a long way toward helping people achieve their best health.”

Next slide. It’s also supported by other comments, and you see right here home-delivered meals improve health. They keep seniors out of nursing homes, and it lowers health care costs. We are taking a holistic approach in terms of how we manage the members. Next slide.

And so I am pleased we spent a lot of time looking at a variety of companies in the nutritional vertical, and I have to tell you this was not just one company. We spent all of 2018 meeting with different leaders and looking at different companies. I am pleased that we selected Nutrisystem. The leadership, the cultural alignment, their commitment to excellence, their performance is second to none. And I’m pleased to introduce my partner, Dawn Zier. Dawn?

Dawn M. Zier

Thank you, Donato. Good evening, everybody. So I first would just like to briefly start out about what excited me when Donato talked to me several months ago. First off, what excited me was the holistic approach to weight loss and the ongoing journey to optimal health that the combined companies would be able to achieve through fitness, nutrition and social connection.

Second was the expanded channels of distribution, which were complementary. They’re different, but what we do is direct-to-consumer marketing. What — Tivity Health has access to all the health plans and also 16,000 gyms, so it gives us a way to really address consumers in a different way that we’ve been able to as a single company.

And third, which Donato’s going to go over later, are the significant revenue synergies that the combined company brings to the table. So that’s what excited me and got my whole entire team really looking forward to doing this and thinking that this was meaningful. Each company independently successful, together stronger. Next slide please.

So let me tell you a little bit about Nutrisystem because I’m in a crowd where maybe Nutrisystem might not be as well known as the people I’m used to presenting to. So Nutrisystem is the largest home delivery company for weight loss in the United States. We’re established leaders in safe and effective and scientifically based weight loss plans, which is really important because that is what a lot of the health plans are looking for. We have clinical studies and a distinguished science advisory board. 45 years of heritage, we’re not a fad diet. We have successful weight loss. We’ve helped transform millions of lives and strong customer satisfaction. We’re a category leader with not 1 of the top 5 brands in weight loss but 2, Nutrisystem and the South Beach Diet. And we have a team of about 600 people with really a passion. So we — yes, we’re a incredibly profitable company, but we are mission based and believe in our mission to really transform and help people get to their optimal health.

Our core competencies, it’s interesting because both company’s very strong, but our core competencies are quite different, which makes us really great partners, I think. We’re recognized leader in performance, direct-to-consumer marketing and data analytics expertise. We have strong e-commerce capabilities and a scalable platform, so we were able to not — we were able to add South Beach to our portfolio. We can easily add other brands to that. We have an award winning customer service team, which has ranked #1 in the weight loss category, a proven ability to drive revenue per customer, which I think is really important as we look at things of the — of Tivity Health’s business moving more towards this hybrid business model. And we’re asset light. Like Tivity Health, we’re asset light. We have strong and a cost-effective supply chain, and we have very strong free cash flow and a quick return on every marketing dollar that we invest in. Next slide please.

So Nutrisystem, let me give a quick overview of what Nutrisystem is, what the South Beach Diet is, and then I’m going to talk a little bit about DNA Body Blueprint, which is one of our new innovations. So Nutrisystem offers customized nutrition and counseling services priced to serve the middle market, and what we focus on is portion control because, really, while we do have a national epidemic around obesity, the solution is quite simple. It’s about portion control and fitness.

So we have portion control, and we make your favorite foods made healthy. We teach people through visualization, through meals delivered into the home about what the appropriate portion should be. We have special programs for addressing pre-diabetes and type 2 diabetes, very strong programs clinically proven to reduce your A1C levels. We have men and women’s programs that are priced, again, to serve that middle market in over 156 — over 160 foods available to the consumers.

South Beach is different because everybody wants to get healthy in different ways. South Beach is more that low-carb, low-sugar approach to weight loss. We acquired the South Beach brand back in December 2015, brand only. We launched it as a product in January ‘17, and today, it’s contributing between $65 million and $70 million, about 10% of our revenue and with a lot of growth ahead of it. Was created by world-renowned cardiologist, Dr. Arthur Agatston, who developed the Agatston and the calcium score, and this is considered a predictor of future heart attacks. We have diabetic-friendly programs. We are able to develop heart-healthy programs and again, over 100 foods in the space.

And more recently, moving on to this DNA Body Blueprint, and this is something that actually is very similar to what you would do with ancestry or some somebody like that where you take a swab. You send them a sample through a partner that we’re working with. And what we then provide you with is a 35- to 40-page report that talks to your unique genetic code and gives you nutritional programs that are targeted to you because I believe that the world is — the way the world is increasingly heading is towards personalized nutrition. Next please.

So like Tivity Health, we executed a turnaround, and we’ve had a pretty strong track record of success. Significant top line and bottom line growth. Since you’re more familiar with Tivity, I will not overly brag, but I will share a little bit of our success story: a revenue CAGR of 15%, net income growth over the last 5 years of 53% CAGR and adjusted EBITDA growth of 29%.

We unlocked our value by focusing on product innovation and direct-to-consumer marketing fundamentals. We developed, again, an asset-light scalable business model with a quick return on marketing investment and one that results in a strong free cash flow and embarked on a multi-brand product and channel strategy that diversifies our revenue streams.

We have several initiatives designed to drive continued growth, new programs for 2019, so Nutrisystem FreshStart, you may have seen us on television or on Instagram, Facebook, includes Nutrisystem Fresh Start, South Beach keto-friendly diet. And keto is one of the top trends right now in healthy weight loss and again, DNA Body Blueprint. We have creative that reflects the brand’s evolution and captures consumer trends, a refined media deployment strategy making up a mix of television, print and digital, and proven capabilities to drive revenue per customer. So we’re excited about our future, again, as an independent company but more importantly as a combined company going forward.

So thank you.

Donato J. Tramuto

And so calories in, calories out, that is one of the concepts that we believe makes the strategy very compelling. Next slide. Next slide.

You obviously have heard about Tivity Health, the performance that we had over the last number of years. You’ve just heard now from Dawn in terms their very solid performance. These are not 2 problem childs coming together. These are 2 very strong companies that are performing remarkably on their own right, coming together to do the following. When you look at the center, we now have a portfolio of healthy lifestyle brands. This is a holistic approach that we are taking out to the members. It is not something that we are inventing. Health plans have come forward and have said to us, “Single point solutions are not what we are looking for any longer.”

My good friend, David Nash is here. David, is that correct? The Dean of Population Health. It’s no longer the way that they want to approach their marketplace. And potential for new integrated — products, and you’ll see in a moment what that revenue synergy looks like, deep digital engagement. Dawn is the beacon for digital and media opportunities, and one of the things we’re doing this year with SilverSneakers, the first time we’ve ever done it is we’re doing TV advertising in January and February. That’s a great way to get more of our members enrolled.

And the financials are very attractive on both sides. I love making money when I sleep. I love where there’s low CapEx. Both businesses have low CapEx and good cash flow. Next slide.

This one I’ve already gone through. Next slide. And so let me just share with you. When you look at the chronic conditions today, the majority of them are tied to obesity. 59% of the population has 1-plus chronic condition contributing to 90% of the health care costs. 28% of the population has 3-plus chronic conditions contributing to about 67% of the health care costs. And when you take that further, you got 12% of the population that has 5 of these chronic conditions contributing to about 41% of health care costs. The CHRONIC Care Act of 2017 approved by the Senate is going to allow Medicare Advantage to expand their supplemental benefits so that they can address on an individualized basis. That’s a very important point. Normally, medical — Medicare Advantage has had to standardize the offering. Starting in 2020, they can be very specific to the chronic condition needs, including nutrition. Next slide.

So let me share with you what this means for revenue synergies. I’m not going to go through every one of these slides other than to say is that there are long-term opportunities, 6 months to 1 year, and there are short opportunities, 0 to 6 months. I want to break this down in very simple terms. Total eligible members, 75 million. In that 75 million eligible members, 41 million are our Prime members. Imagine the opportunity. We have several commercial plans that make up that 41 million members. Dawn has a relationship with one of the plans, where they’re offering Nutrisystem, but Dawn will be the first to say to you the relationships that Tivity has with health plans is far deeper than what Nutrisystem brings to the table. We’re offering Prime to that one plan. We’re going to combine the 2 and now offer a combination product that we believe will expand the Prime membership and will expand the Nutrisystem membership.

Let me continue in that Prime example. We have 16,000 fitness centers. Many of you have challenged me that one of the concerns you’ve had with the fitness centers is how can we maintain and protect that moat or what I heard from them, “Help me make more money. Expand my revenue base.” Imagine now Nutrisystem has an opportunity. I’m not saying all 16,000 will sign up, but let’s say 30%, 40%, 50% sign up to be a distributor for starter kits of Nutrisystem not only for Tivity membership but for all their members, and that is something that we’ll launch very quickly with that one.

WholeHealth Living, if you recall, WholeHealth Living offers discounts of products and services to 20 million members. I can assure you Nutrisystem will be brought now into that venue.

Flip50, which is the latest product that we are introducing and if you’ve watched Dr. Oz, I think Arra on January 18 will have, what, 11-, 12-minute segment on Dr. Oz on our new and latest product, flip50, which is a relationship with AARP, 27 million members, age 50 to 64. It’s a combination of nutrition, combination of massage, restoration and access to the Prime fitness centers. We now will bring Nutrisystem into that 3 product venue for flip50.

We have 3 million in our database. If you recall, when I became CEO 3 years ago, we only had 500,000 members in silversneakers.com. Today, we have 3 million. We will make that now available to Nutrisystem, where they can market to that 3 million. And by the way, the 3 million does not represent 65 and older. It represents a population of 50 and older.

Dawn, Nutrisystem has 6.5 million in their consumer database. There’s a good amount of them, we believe, are 65 and older. We’ll be able to market to that group and be able to educate them on the value of SilverSneakers.

So you can see conversely the exchange of the databases, we believe, can be very powerful. Long term, let me brainstorm with you. If you tailgate off of the CHRONIC Care Act of 2017, imagine us now going to Humana and other health plans and looking at the claims data in their chronic condition for the senior population and being able to identify where the burden of cost might be. And if it is in nutrition and it is related to lack of physical activity for diabetes, let’s just take diabetes, we’re identifying the claims data high hemoglobin A1C. We also identified that there are other issues that we were able to extract related to nutrition. We believe we can develop a maybe silver spoon program.

Caregivers. We believe if you go further down the food chain of the opportunities, why not develop a caregiver program, use our database of 3 million to access caregivers on that database. And last but not least, CMS has announced that in, 2020, they will pay up to 4 weeks of food delivery for seniors who have been identified as not being able and capable of providing food in their own home. So you can see the opportunities there. Next slide. How much time do I have?

Anthony Husni Makdessi

About a minute.

Donato J. Tramuto

Very good, this will be it. Fill the slide out if you could. This is the highway of 75 million that’s out there, 75 million members. Look at these 3 products as gas stations. They generate revenue on their own. That’s Nutrisystem, SilverSneakers and Prime. Well, now we’re going to add some on-ramps. Next slide. Next slide.

Diabetes, chronic disease management with Medicare Advantage plans, watch the money bag grow here. Next slide. SilverSneakers.com access for food delivery. Next slide. Caregiver opportunity for senior population, the money bag is growing. Next slide. AARP partnership with 27 million members. Next slide. The opportunity for the Prime partnership. Next slide. Did I miss any? Next slide. Next slide.

Compelling financial opportunity is my last slide. Can you flip to that one. Combined financial highlights, $1.3 billion, this is based on the last 12 months ending September 30, 2018. Combined net income, $135 million; combined adjusted EBITDA, $223 million; and we have estimated between $30 million and $35 million in cost synergies. We have yet to put the revenue synergies together, but I can assure you it’s not 0. Stay tuned and as we get more granularity in terms of what it is, we’ll make that available. Thank you very much. Appreciate your time. And I ended on time.

Anthony Husni Makdessi

The breakout will be in the Sussex Room, which is right down the hall on the right.

QUESTIONS AND ANSWERS

Michael Ha

Thanks, guys. Thanks for joining us. I’m pleased to be here. My name is Michael Ha. I’m one of the associates on Gary Taylor’s team for managed care and health care facilities. And today, we’re joined here by Donato Tramuto, CEO of Tivity Health; as well as Dawn Zier, President and CEO of Nutrisystem. So I’ll just take the first 3 questions and then I’ll kick it off to the audience. First question. In regard to Nutrisystem cost synergies with Tivity, you’ve mentioned $30 million to $35 million, roughly, of identified annual cost synergies. I was wondering — few parts to this question, can you talk about what these synergies are? Second, are any of these benefits related to increased economies of scale? And also, how do you see this ramping up from 2019 to 2021?

Donato J. Tramuto

We’re going to have Adam address that question.

Adam C. Holland

I’m Adam Holland, I’m the CFO of Tivity Health. The answer to the question regarding synergies, I would say they come from the usual suspects when you marry 2 public companies together. You, of course, got the elimination of public company costs. But also, you’ve got marketing. We got a lot of synergy opportunities. Dawn has been doing this for a long time. She’s got a scalable organization. Tivity is just building up its organization. And a lot of the things we’re trying to do right now, we feel like we can leverage with what Nutrisystem is doing, and that’s going to create some cost synergies. Won’t happen overnight. As Tommy (Lewis, Tivity Health SVP of Investor Relations and Transformation) laid out earlier in the day if you were in the one-on-ones, these are going to roll in over a 3-year period. And then I think you’re going to see just a few other buckets. There’s a lot of back-end IT systems-related that we share a lot of the same back-end systems. And there’s a lot of opportunities there. Everything I would say is in the norm of what you would expect.

Michael Ha

And, I guess, the ramp — sorry, the ramp to get to the $35 million — $30 million, $35 million at 3 years out is the (inaudible) easy way to think about it? Or...

Adam C. Holland - Tivity Health, Inc. - CFO

Yes, we haven’t gotten that specific, but I think what you’re going to see, it’s a little bit of a flywheel effect. The fact, we’re closing, hopefully, at the end of the first quarter, we’re not going to have a full year as part of the background as to why the deal may not be as accretive as folks thought in year 1. By year 2, we’re going to get some momentum, synergies will grow. And certainly, by year 3, there will be maturity. And look, we’re going to try to do better than 3 years. But for conservatisms, we’ve ramped out a 3-year growth to get it achieved.

Michael Ha

Thank you. Donato, so in the past, you’ve mentioned a target for 5 million same-store SilverSneakers members by 2020. Wondering, what’s your confidence level in that target now and what are some of the important drivers to getting there?

Donato J. Tramuto

Absolutely. Can you guys hear me? So we haven’t lost any momentum on that. That is still the product strategy goal for Tivity Health. The A-B-C-D didn’t evaporate on December 10. And as I shared at the earnings call, we now have our arms wrapped around about 1% of 2018 SilverSneakers revenue. This is related to the A-B-C-D strategy. Now let me just share with you, when I talked about the highway, the 75 million members, this whole Nutrisystem adds even more value in terms of our ability to get to that enrollment. We’re going to have members, we believe, that are now going to learn about Nutrisystem. We have the best pipeline that I’ve had as CEO of the company this early in the year. So the ability to bring more of the clients that we lost before my time back into the fold, that’s going to help with enrollment. The engagement strategy, quite frankly, we’re not giving enough emphasis in terms of Dawn’s background and her qualifications on media. I have always felt from the first day that I became CEO and, quite frankly, before that time, when I was Chairman of the Board of Healthways, why were we not advertising to the members about SilverSneakers? My own brother, 1.5 years ago, had hip surgery. I’m in his hospital room and he’s — I’m asking, “What do you want to do when you get out of the hospital?” He said, “I would love to go and work out but I can’t afford membership.” I said, “Wait a second, let me check your Medicare card. He has a SilverSneakers he never signed up for.” That day, I signed up 2 people, he and his wife. The news of this program has not been hyped up enough, and I think that having Dawn’s credentials, having the ability now to do more media, but to do it in a way that’s scalable, that’s going to help us get to that enrollment number. The other programs that we’ve had in terms of growth levers, the territory managers that I talked about last November, that has started to demonstrate movement. The ability to have an integrated campaign with our outbound call center. One of the areas that I was very impressed with Nutrisystem is that they are the beacon in their contact center. That’s what they do significantly, they’re connecting with members, and the ability to integrate and scale that should clearly help us get to the 5 million. And last but not least, we’re not given giving enough credit. This holistic approach on nutrition and physical activity, we’re missing 1/3 related to these 2, loneliness. We will be introducing this quarter, stay tuned for the earnings call, a loneliness program. Many of you have asked me over the last number of months, “How are you going to get paid for that program?” We’re already getting paid for it. I shared with you today that there are a lot of our members who go to the gym not to work out, they’re not on the treadmill. And many of the health plans have encouraged us to reach out to these members and let them know that SilverSneakers is not just about physical activity. It’s about social activity. I was a student in Rome in my younger days and we had a saying, “All roads lead to Rome.” Old roads will lead to this enrollment number of 5 million, including what we’re doing now with Nutrisystem.

Michael Ha

Thank you. And now, one last question before I open it up to the floor. In terms of competitive dynamics, can you talk about — a little bit about the dynamic in the market, especially with United’s fitness program and the pressure it kind of places on Tivity? Also, your view on potentially more players entering that space in the future?

Donato J. Tramuto

Yes. Listen, I know all the emphasis has been on United, but it’s — quite frankly, I think it’s time to clear up the muddy water. We have 67 other customers here. And it’s interesting, we don’t give credit to the other 67. We still have a relationship with United, and we intend to maintain that relationship. I want to give credit to our Chief Growth Officer, Steve Janicak, who’s done a yeoman’s effort in building, if you will, momentum. The reason why I can sit here with you today and say we have probably one of the best early pipeline is because of this guy here and his sales team. And so for each member that United takes away, it’s incumbent upon us to go and bring in other players that have left us in the past, and we don’t have all markets. The 67 clients that we have, there’s only 2 clients where we have every single market. Steve’s job, with his team, is to expand more markets with the clients we have, bring more clients back, continue to maintain the relationship with United. But we also have another growth lever that we forget. Every single day, 11,000 individuals are turning 65. And the more we can enroll and engage, the revenue growth is going to continue to be there.

Dawn M. Zier

And as a newcomer, one of the things that I’d like to add is just the SilverSneakers brand, in general, is so powerful and much better than any stand-alone fitness program that doesn’t have a brand behind it.

Michael Ha

Any questions?

Unidentified Analyst

In MA, on sort of the — in the 2020, being able to — supplemental benefits you’re delivering and whatnot, can you provide any context as to what percentage of MA members sort of lack — I think it was exactly — it’s (inaudible) what percentage of MA lies in that?

Donato J. Tramuto

Yes, I think we need to be — I want more time with that question, but let me kind of answer it in...

Unidentified Analyst

Is it more they don’t have access to food or they don’t have access to the — like I go to McDonald’s every day, they don’t have access to food or they don’t have access to a healthy...

Donato J. Tramuto

I think it’s a combination. I think if you look — no pun intended, if you look at the food chain of the opportunity, you have one where there’s chronic conditions where we now can recognize in the claims data that they’re just not getting the proper nutrients. Let me give you an example. We had one of our health clients this year reach out to us and basically, and Steve can comment on this, but basically said to us, we did an analysis on our diabetic patients. Those who were going to SilverSneakers had a lower hemoglobin A1C. We want you now to work with us on our claims data to identify those who have a high hemoglobin A1C that are not using SilverSneakers. Use your call center to get them to go. The same thing can be applied with nutrition. That there have to be, in that population, issues related to nutrients. Then take it one step further. Enroll America. We know that, unfortunately, the twin sister to loneliness is they’re not getting any food. And so there’s an opportunity now to really define, Enroll America, which members of the SilverSneaker population are not getting food at all. And then there are those who leave the hospital, which is what CMS is saying. That they leave the hospital, they go into their home, they don’t have any caregiver support, they can’t get out of bed and cook their food. How do we then make food delivery easy for them? And this is where I think the Nutrisystem opportunity will come in. So it’s not just one area, it’s a combination in that food chain of senior population. Makes sense?

Unidentified Analyst

Yes. Because the paths we run today are sort of on the ending, it’s something we’ve seen sort of someone getting discharged from in-patient and sort of food deliveries for 4 weeks and then that’s sort of...

Donato J. Tramuto

Yes. But if you look at Humana, Humana, I mean, Bruce Broussard, I heard him speak last month, Bruce was honored at the Robert F. Kennedy Center. And he spoke in his 11-minute speech, and I don’t think he would object to me sharing this because it’s public, he spoke for 2 minutes about what Humana is doing. He gave an example of how he had a Humana employee bring food to a member’s home. And so this is not just about, okay, we need to reimburse or we need to pay because somebody is disabled. There are a segment — I gave the example of my mom, I don’t know those of you who were in the room, but my mom died 6 months after my dad died. She lost 40 pounds in 6 months. Even though she had the means for food, even though she we all thought had the support, when you lose a loved one or you no longer can drive, it piles up, and nutrition is one of those areas that becomes the social determinant in terms of what has to be addressed.

Unidentified Analyst

Just a simple question, is your service only in the U.S. or are you going to expand your services, too, globally?

Donato J. Tramuto

Well.

Michael Ha

Would you mind repeating that?

Donato J. Tramuto

So the question is are you only in the U.S. or you expect to grow outside the U.S.? I have a saying in the company, SWAT, sell what’s available today. There’s enough opportunity we have in the U.S. Whoever succeeds me someday can look at the global side. But I think, right now, we have enough opportunities. Certainly, the products we have are in the U.S. Nutrisystem is in the U.S. And let’s make it work, let’s execute and let’s demonstrate value there. And the first country I’d like to go would be Italy. Steve?

Unidentified Analyst

Just on United, in — I think it was on 11 states sort of — 11 or 13, if you remember the number. Did you lose — are all those members just completely gone or they’re parts of the state? How are you thinking — actually think about the sort of the states where United (inaudible) member?

Donato J. Tramuto

We didn’t lose the group. So in those 11 states, we have the group in all states. So the group members didn’t go away. But in those 11 states, they took the individual lives.

Unidentified Analyst

And the group, you would say, is majority — is a larger proportion than the individual?

Donato J. Tramuto

I think they’re equal. Yes, I would say they’re equal, yes.

Unidentified Analyst

In terms of acquisition, would you consider the possibility of some kind of partnership or joint venture, and why an acquisition is (inaudible)?

Donato J. Tramuto

It’s a great question, and I’m glad you raised it. The question, to those of you who are listening, “Why did you not anticipate or at least contemplate partnership?” and the answer is, we did. And let me tell you, this was not hatched in 8 minutes. This took a long time to really think through. In 2018, a year ago, I started going out and meeting with different leaders in the space of nutrition. And surprising to me was that I was not the only one thinking about calories in and calories out as a combination. And I’ve been around for 40 years, 40 years, and I can tell you that what I was not willing to do, I was not willing to enable a partner to be a competitor. And what I realized is what Dawn wanted most and what her competitors wanted most was the access to the health plans that we had. And I felt very strongly that I was not going to create an opportunity for a competitor. And we’re not going to — in the spaces that I defined here today, transportation, we have been looking at, I guarantee you, I’m not acquiring Uber. That would be a great partnership. But there are others where it makes sense and, I think, nutrition, to have that holistic approach. Strategic partnerships of this size and scale, from my experience, is hard to get everybody to be focused on what that strategic integration is. And so the acquisition made sense as opposed to a partnership.

Michael Ha

Any other questions? Just (inaudible).

Donato J. Tramuto

You’re out of questions.

Michael Ha

Sorry. There’s someone behind me.

Unidentified Analyst

Just how does — how did the revenue model work? It’s one thing to sort of — I understand sort of the social determinants, right, that there’s a lot of buzz about that and access to food. So how — why would a health plan pay you sort of — you have to make your markets so their hands spread above what they — sort of Humana contract directly from the sales. How has the revenue model work? Sort of what margin you expect to take sort of selling (inaudible) plans?

Donato J. Tramuto

Yes, I think — yes, let me answer partly. I think you’re — it’s a good question, I think we’re getting far ahead of — we need to flesh that out. But let me just say this, on the day we made the acquisition, I had 3 health plans call us, one sent an email. And the words that they were using were brilliant. You’re either going to pay — is David Nash here?

Michael Ha

Yes.

Donato J. Tramuto

David, you can — David is the beacon and Dean of Population Health. You’re either going to pay — we believe in the value-based model that is unfolding here, you’re either going to pay on the back end or you’re going to pay on the front end. You have to make a decision. That in this example that I gave you, the health plan that called us about the SilverSneakers and the diabetic population, what they realized is we’re either going pay you the SilverSneakers fee or we’re going to pay $30,000, $40,000, $50,000 because somebody ended up in the hospital when they should not have ended up in the hospital. And so the $200, $300, whatever we determined that product is going to be valued at, you’re talking about $3,000 a year versus $40,000, $50,000. You’re talking about a member that’s going to be very happy, very satisfied with their health plan. I gave you the example of United. Just about 4 months ago, United had an article in the paper where one of their members was ending up in the hospital. And what they realized is the member did not have housing, so now they’re paying their rent. A lot cheaper paying $12,000 a year than paying $50,000. So that’s the — and that’s one area. They’re the areas that there are going to be members that are quite frankly going to want to buy the product on their own. And there’s going to be caregivers that, quite frankly, are going to want to buy the product. So it’s not just a payer value-based payment program that we’re looking at. We’re looking at offering this to caregivers, offering this to members who quite frankly may not have the support from a family member to provide nutrition.

Dawn M. Zier

It comes down to these expanded distribution models, so being able to access the health plans or being able to do more on TV or media for Tivity Health. All these distribution channels have different marketing percents of revenue attached with it, so I think there’s going to be plenty of margin with whichever — in the varying distribution channels because each of it will vary the marketing percent.

Donato J. Tramuto

By the way, I want to remind the audience. Medicare Advantage did not find SilverSneakers. SilverSneakers founded Medicare Advantage. 10 years ago, when we acquired SilverSneakers, there were a lot of people in the marketplace who thought that we were crazy, that you’re actually going to have Medicare Advantage reimbursed for free physical fitness, and look where we are 10 years later. They came to realize and we have demonstrated clearly the value, the return by keeping these members active.

Dawn M. Zier

Yes, some simple stats also. Reduce 7% of your body weight, so when it comes to weight loss, reduce 7%, it reduces your chance of getting type 2 diabetes by 56%. That’s significant for individuals, but very significant for the health plans as well.

Donato J. Tramuto

One of the things I wanted to have you all keep in mind is that we had a health plan executive recently say to one of his staff, “What we’re buying from Tivity Health is your caller ID number.” How many in this room just can’t wait in the morning to hear from your health plan? The brand quality of SilverSneakers, with a Net Promoter Score of 81, the trust that we have when it comes to talking about loneliness with that population, when it comes now to talk about nutritional opportunities and the brand value that Dawn has created with Nutrisystem, I’m not a sports fan, in fact, the most athletic ability I have is I jump to conclusions. But you’re bringing 2 really Super Bowl players in their respective industry together with a trusted brand and a trusted name. And I think that, that’s what we will win now. I think that’s what we’re winning on right now in terms of how well SilverSneakers has done in the marketplace. Yes?

Unidentified Analyst

You talked about employers’ health insurers dealing with (inaudible) hurdles?

Dawn M. Zier

Yes, I think there’s a lot of opportunity there, especially again through — what doesn’t work is just putting something on a website that says, “Here’s a program for employers.” But through engagement and through our territory managers, there’s lots of opportunity, I think, that we can pursue as we go down that path for food-related programs, nutrition programs and again, the more holistic nutrition fitness approach.

Donato J. Tramuto

And let me just add to that. The — one of the partnerships we have with Prime, the BlueCross BlueShield association, obviously, they sell this program into their employers. One of the unique features that they’re allowing us to do this year is to have Steve get in front of the employees. And so this will be an opportunity for his team to talk about not only Prime, but to talk about the offering now with nutrition.

Michael Ha

Yes, Steve?

Unidentified Analyst

So how do you create the success of this acquisition? Is it cross-selling and revenue synergies, longer term? And I assume these cross revenues, they are what they are. But in 2 years’ time, how will you decide whether this (inaudible)?

Donato J. Tramuto

Yes, I think success is probably due from several factors. One is each one of these individual businesses have been successful on their own, and let’s them continue to operate and perform, and we will certainly manage that appropriately. The other is the ability, as we shared here today, is the ability to make our database available to Nutrisystem. The ability to give them the access to the 41 million members on Prime, a new channel for them that, quite frankly, their competitors don’t have. The 16 million members that we have in the SilverSneakers, they’ll have access. And conversely, we want to be able to bring a holistic approach to our managed care plans, our Medicare Advantage plans, which is one of the areas that Steve can comment on. What are some of the challenges you’ve been hearing from your clients?

Steven Janicak

So a lot of what we hear from our health plans ties back into exactly what we’re saying. So they’re struggling with trying to figure out how to reduce medical costs. And obviously, what’s driving the medical cost is obesity, which drives the chronic conditions. So this is an opportunity for them to not only look at and say, how can we manage those costs, but also, back to the question earlier, they will provide food if they know people are getting out in their — out of a hospital or just going home into an environment where there’s not a caregiver, to be able to provide it because they’re going to save on the back end. So a lot of what they’re doing is always around the nutritional piece because they realize, if they don’t get the nutrition right in the front end, they know also they’re going to pay for it in the back end. And that’s what we hear a lot.

Unidentified Analyst

So, I guess, that all makes sense. I guess, what I’m trying to think through is, clearly, the market kind of liked this transaction. And maybe the question is it sounds like this is a revenue synergy, but you’re not giving any annual targets or numbers, that’s 2.

Donato J. Tramuto

I think we need more time there. But, quite frankly, the market hasn’t liked anything over the last few months, so let’s be quite upfront here. The other thing that you didn’t let me finish here is that the A-B-C-D strategy of the 5 million members, remember, when I talked about M&A over the last few years, I said whatever I look at has to be able to generate revenue on its own and be profitable, has to be CapEx-light and has to help us get to that 5 million number of enrollees. And that 5 million is very important for Tivity Health in terms of its growth. And so Nutrisystem is another gas station on that highway to help enroll more members. The media expertise that they have should help us bring more members. Remember, we keep on talking about eligible lives, and I’ve always said, that game is over with. We’ve had all these lives, but we haven’t had them enrolling. And so if you look at when I started, we had 2.2 million members enrolled. Today, we have 3.6 million. We want to add 1.4 million. For every 100,000 new members that get enrolled, that’s an $8 million to $12 million top line revenue. So success for me, at the end of 2021, would be to have those 5 million members enrolled. Success would be to make sure that the cost synergies, have, in fact, been realized. Success would be ensuring that these various buckets of revenue synergy, which we’ll define over the next few months and we’ll have reports for you guys probably in the second quarter, that would be success for this organization. And then to delever, we’ve proven that we can delever. We’ve proven that we can manage the balance sheet with debt and pay the debt down. So that will be another success.

I think we are out of time. Thank you.

NOTE ON FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger (the “proposed transaction”), integration and transition plans, synergies, opportunities and anticipated future performance. Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health, Inc. (“Tivity Health”) and Nutrisystem, Inc. (“Nutrisystem”) will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information and Where to Find It

In connection with the proposed transaction, on January 7, 2019, Tivity Health filed with the SEC a registration statement on Form S-4 (the “registration statement”), which includes a proxy statement of Nutrisystem and that also constitutes a prospectus of Tivity Health (the “proxy statement/prospectus”) in preliminary form. The registration statement has not yet become effective. Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction after the registration statement has been declared effective by the SEC and the proxy statement/prospectus is in definitive form. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED AND TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, Pennsylvania 19034, Attention: Investor Relations, or by telephone at (646) 277-1254.

Participants in Solicitation

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus and will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.